UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   SHEEHAN, JEREMIAH J.
   1501 NORTH HAMILTON STREET
   RICHMOND, VA  23230
   USA
2. Issuer Name and Ticker or Trading Symbol
   UNIVERSAL CORPORATION
   UVV
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   6/30/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
COMMON STOCK                 |      |    |                  |   |           |1,000              |I*    |                           |
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COMMON STOCK                 |      |    |                  |   |           |1,400              |D**   |                           |
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                             |      |    |                  |   |           |62                 |D***  |                           |
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                             |      |    |                  |   |           |---------          |      |                           |
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                             |      |    |                  |   |TOTAL      |2,462              |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
COMMON STOCK            |37.125  |10/28|    |****       |A  |     |     |            |1,000  |       |            |   |            |
                        |        |/98  |    |           |   |     |     |            |       |       |            |   |            |
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COMMON STOCK            |21.8125 |10/27|    |****       |A  |     |     |            |1,000  |       |            |   |            |
                        |        |/99  |    |           |   |     |     |            |       |       |            |   |            |
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DEFERRED STOCK UNITS    |1 FOR 1 |**** |A   |1,596.99006|A  |*****|*****|COMMON STOCK|1,596.9|*****  |2,722.94825 |   |            |
                        |        |     |    |           |   |     |     |            |9006   |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
*GIFT TO WIFE. THE REPORTING PERSON DISCLAIMS OWNERSHIP OF THESE SECURITIES, AND THIS REPORT SHALL NOT BE DEEMED AN ADMISSION
THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SECURITIES FOR PURPOSES OF SECTION 16 OR FOR ANY OTHER PURPOSE.
**SHARES WERE GRANTED FOR SERVICE AS A DIRECTOR. TRANSFER OF THE SHARES IS PROHIBITED AND THE SHARES MAY BE FORFEITED TO
THE COMPANY UNLESS CERTAIN SPECIFIED CONDITIONS ARE
MET.
***SHARES HELD IN THE DIVIDEND REINVESTMENT
PLAN
****GRANT TO REPORTING PERSON OF OPTIONS TO BUY 1,000 SHARES OF COMMON STOCK UNDER THE UNIVERSAL CORPORATION 1994 STOCK
OPTION PLAN FOR NON-EMPLOYEE
DIRECTORS.
*****THE DEFERRED STOCK UNITS WERE ACQUIRED UNDER THE UNIVERSAL CORPORATION OUTSIDE DIRECTORS' DEFERRED INCOME PLAN ON A
PERIODIC BASIS DURING THE FISCAL
YEAR
 ENDED JUNE 30, 2000. EACH DEFERRED STOCK UNIT WILL BE SETTLED IN CASH BASED UPON A FIXED DATE PAYOUT ELECTION, OR UPON
DEATH, DISABILITY OR TERMINATION OF
SERVICE,
 OR EARLIER PURSUANT TO THE TERMS OF THE PLAN. THE RANGE OF HIGH AND LOW MARKET PRICES FOR THE COMPANY'S COMMON STOCK ON
THE DATES THE DEFERRED STOCK
UNITS
 WERE CREDITED IS $28.56 AND $16.25,
RESPECTIVELY.
SIGNATURE OF REPORTING PERSON
JEREMIAH J. SHEEHAN,SIGNATURE OF FILE,FILED ELECTRONICALLY
DATE
AUGUST 7, 2000